Brandy Hipp <brandy@ashleyblackguru.com>

Early comer investment opportunity!

1 message

Ashley Black <NoReply@ashleyblackguru.com>	Fri, Mar 18, 2022 at 8:46 AM
To: Brandy Hipp <brandy@ashleyblackguru.com>



GROUND FLOOR
SLICE OF THE PIE

Hey Brandy,

HOPE THINGS ARE GOOD WITH YOU!

I wanted to give you a heads up about an equity offering I am about to do since you're a part of the Ashley inner circle. I'm so grateful that you've been a part of the growth of the business and have helped me help so many others to improve their health! Thank you from the bottom of my heart. Please do not feel as if you have to or need to participate. This is just my way of offering a ground floor investment opportunity to those closest to the business. It's like friends and family round.

This week I am so stoked to announce that I am planning a pre-IPO, first investment round for my company. What this means is, I'm letting my biggest supporters and #BlasterFam become investors in my company for the first time. Limited time discounted deal for EARLY BIRDS 🔥

I'm really excited about the growth that my company has seen over the last couple of years. And thanks to you, it keeps escalating, like we've seen these last few months. You've watched as I grew this from a twinkle in my eye to a booming brand while maintaining 100% interest.

I did that because it's important to control the narrative of fascia. Which is something I've done and will continue to do. With over 8 million followers and tons of life-changing results. Now, it's time to take these proven products and business systems to the world. The train is leaving the station. Jump on now before it's too late.

Rather than sharing the fruits of my success with a small group of angel investors (I've never liked that) I am opening a pre-IPO round on Wefunder to allow our ride or die insiders to participate in this journey with me. The great thing about Wefunder is that anyone – whether or not they're an accredited investor – can become a ground-floor investor in our company for as little as $100.

You can read more about our plans, the terms of the offer and reserve a spot to be an investor here!

INVEST IN US →

LET'S KICK THIS OFF WITH A BANG!



WHY WEFUNDER?

I searched high and low for the perfect platform to do this, and it's the best fit for my mission. Wefunder gives me the flexibility to do things on my terms with the people I adore and lets us win together. They also put their money where their mouth is with 7x more female founders funded compared to VC. A lot of people out there chirp about helping women in business bla bla, yet ONLY 2% of capital goes to women. Let's friggin change that.

WHETHER YOU INVEST OR NOT, YOU CAN STILL SUPPORT MY PASSION FOR CHANGING THE FACE OF HEALTHCARE BY HELPING ME SPREAD THE WORD. YOU COULD:

1. Share our investment opportunity on your social media. Here's an example of a post that you could share (Please make it your own!):

> *Super excited that my friend Ashley Black is running a pre-IPO campaign for her incredible company on Wefunder. Wefunder lets anyone invest in companies they believe in – and earn a return by participating in their growth. This company is improving lives by helping people with their fascia, a major system in our body responsible for aging and injury. She's invited me to go on this journey with her and I'm so here for it – this is how founders should build companies. Check out her Community Round here: https://wefunder.com/ashleyblackexperience*

2. Follow our investment. Click the 'Watch for Updates' button beneath "Invest" on our Wefunder page. (This subscribes you to email updates on the raise, and helps me build momentum on the Wefunder site).

3. Reach out to me personally. If you have anyone in your network you think will want to get in on this, please let me know via investors@ashleyblackguru.com

4. Leave a few kind words on the "review"

Thank you for your time — you ROCK. Thank you for helping me level up and push this company to the forefront of preventive and regenerative care. With your help, we'll end senseless suffering and help people age healthily.

Why don't you join me?

This is important. The world needs it! If I don't do it- no one will.



*Our raise is currently in "testing the waters" mode while we finalize our paperwork and build things, so you'll only be making a reservation — not actually investing yet. Once we finish everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

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